Exhibit 99.1

FOR IMMEDIATE RELEASE

Neptune and Aker BioMarine reach important patent agreement, recognizing the patents' strength and ending all litigation

Laval, Québec, CANADA – Oslo, NORWAY –  October 3, 2016 – Neptune Technologies & Bioressources Inc. ("Neptune") (NASDAQ.NEPT - TSX.NTB) and Aker BioMarine ("Aker") are pleased to jointly announce that they have entered into a broad patent cross-licensing agreement, thus ending all outstanding litigation between both companies.

Key elements of the settlement and licensing agreement:

•	Agreement ends all outstanding litigation, with continued access for Aker to Neptune's composition patents, in consideration of a royalty payment of US$10 million payable over a period of 15 months.
•	Neptune acquires rights to use Aker's select krill oil-related patent portfolio in consideration of a royalty payment of $US4 million payable over the same 15-month period.

"We are pleased that through this agreement the integrity of each company's Intellectual Property (IP) is recognized and puts an end to all legal challenges. Our collective focus can now be even more directed to the growth and development of the omega-3 krill oil market," stated Jim Hamilton, President & CEO of Neptune.

"Recognition and protection of intellectual property is critical to continue to invest in innovation and R&D, which is key to driving growth in the krill oil industry. This joint patent agreement signifies the importance of respecting IP, further strengthening our position as the leading innovators in the global krill oil market," Matts Johansen, CEO, Aker BioMarine commented.

This agreement should create a lasting patent peace, allowing both companies to focus on growth and business value creation.

About Neptune Technologies & Bioressources Inc.
Neptune is a nutrition products company focused on the business of customized unique nutrition solutions, specialty ingredients and consumer brands. The company develops turnkey solutions available in various unique delivery forms. Neptune also offers premium krill oil manufactured in our state-of-the art facility and a variety of other specialty ingredients such as marine and seed oils. Neptune offers its premium krill oil under the OCEANO3® brand directly to consumers in Canada and the United States through web sales at www.oceano3.com. Oceano3 brand is also sold in bulk to unbranded distributors. The Company's head office is located in Laval, Quebec. Neptune is also pursuing opportunities in the prescription drug markets, through its approximately 48% owned subsidiary Acasti Pharma Inc. ("Acasti"). Acasti focuses on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment of severe hypertriglyceridemia.

About Aker BioMarine
Aker BioMarine is a leading supplier of krill-derived products to the consumer health and wellness and animal nutrition markets. For the consumer market, Aker BioMarine offers Superba™ Krill, which is a pure, natural source of the health-promoting EPA & DHA omega-3 essential fatty acids and the naturally occurring antioxidant astaxanthin. The uniqueness of SuperbaTM Krill is that the omega-3 fatty acids are provided in phospholipid form. In vitro, in vivo and human clinical research has demonstrated the safety and efficacy of Superba™ Krill. For the animal nutrition market, Aker BioMarine offers QRILL™ Pet, which allows dogs and cats to benefit from the same health promoting krill-omega-3s as their pet parents. Health promoting nutrition for pets is lifted to a new level by the inclusion of the superior krill omega-3s known from human supplements like MegaRed. In 2015, Aker BioMarine launched Flexitech™, a new technology that enables Aker BioMarine to further expand the product line and bring ongoing innovation to the krill oil market. Aker BioMarine is dedicated to the sustainable fishing of krill and development of krill-derived products. The company supplies biomarine ingredients through a 100% traceable supply chain that it also owns and controls. Further, it is certified by the Marine Stewardship Council (MSC) for sustainability and traceability.

Forward Looking Statements
Statements in this press release that are not statements of historical or current fact constitute "forward looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune and Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labelled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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For more information, please contact:

Katrin Berntsen	Mario Paradis
Director Communication, Aker BioMarine	VP & CFO, Neptune
katrin.berntsen@akerbiomarine.com	m.paradis@neptunecorp.com
ph: +47 92054570	ph: 450-687-2262 x236